OMNIBUS AMENDMENT TO LOAN DOCUMENTS

This Omnibus Amendment to Loan Documents (this "Amendment"), dated as of November 17, 2023, is entered into by and among **NEXPOINT DIVERSIFIED REAL ESTATE TRUST OPERATING PARTNERSHIP, L.P.**, a Delaware limited partnership ("NXDTOP"), **NEXPOINT REAL ESTATE CAPITAL, LLC**, a Delaware limited liability company ("NREC"), and **NEXPOINT REAL ESTATE OPPORTUNITIES, LLC**, a Delaware limited liability company ("NREO," together with NXDTOP and NREC, jointly and severally, the "Borrower"), and **NEXBANK, its successors and assigns** ("Lender"). The Borrower and Lender are each a "Party" and are, collectively, the "Parties".

RECITALS

WHEREAS, on May 22, 2023, Borrower and Lender entered into that certain Loan Agreement (the "Loan Agreement"; capitalized terms not otherwise defined herein shall have the meanings provided in the Loan Agreement) whereby Lender agreed to provide a loan to Borrower in the original principal amount of $20,000,000.00 (the "Loan"), as evidenced by that certain Promissory Note made by Borrower to Lender in the amount of the Loan (the "Note");

WHEREAS, in connection with the Loan and in favor of Lender, NEXPOINT DIVERSIFIED REAL ESTATE TRUST, a Delaware statutory trust (the "Guarantor") entered into that certain Guaranty Agreement dated May 22, 2023 (the "Guaranty");

WHEREAS, in consideration of the terms set forth in this Amendment, the Borrower has requested and the Lender has agreed to amend certain definitions and certain other terms of the Loan Documents as set forth herein and therein.

NOW, THEREFORE, in consideration of the recitals, payments, releases, covenants, and agreements contained herein, and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the Parties agree as follows:

AGREEMENTS

1. Amendments to Loan Agreement. The Loan Agreement is hereby amended as follows:

a. The following definitions in Section 2.1 are hereby deleted in their entirety and replaced with:

First Extended Maturity Date: November 21, 2024.

Liquidity: With respect to any Person, (i) all unpledged and unencumbered cash and Cash Equivalents of such Person (but for avoidance of doubt cash and Cash Equivalents pledged to the Lender shall be included in Liquidity), and (ii) all unpledged and unecumbered publicly traded securities of such Person (for the avoidance of doubt publicly traded securities pledged to the Lender shall be included in Liquidity).

812098

Loan Documents: The collective reference to this Agreement, the documents and instruments listed in Section 4.2, the Deed of Trust, and all the other documents and instruments entered into from time to time, evidencing or securing the Loan or any obligation of payment thereof or performance of Borrower's obligations in connection with the transaction contemplated hereunder, each as amended.

Second Extended Maturity Date: May 21, 2025.

b. The following definitions are hereby added to Section 2.1 in their entirety as follows:

Deed of Trust: That certain Deed of Trust, Assignment of Rents, Security Agreement and Fixture Filing made by Borrower to S. Matthew Siekielski, as trustee, for the benefit of Lender dated as of November 17, 2023.

Interest Reserve: As such term is defined in Section 10.16.

Raymond James' Line of Credit. That certain loan from Raymond James to Guarantor pursuant to that certain Credit Agreement dated January 8, 2021.

c. Section 4.3 is hereby deleted in its entirety and replaced with:

(a)   All principal, interest and other sums due under the Loan Documents shall be due and payable in full on the Maturity Date. All references herein to the Maturity Date shall mean Initial Maturity Date, provided that, subject to clauses (b) and (c) below, Borrower shall have the right to extend the Maturity Date for an additional 6 month term, on no more than two (2) occasions (the "First Extension Option" and the "Second Extension Option"), thereby extending the Maturity Date to the First Extended Maturity Date and Second Extended Maturity Date, respectively.

(b)   Borrower may only exercise the First Extension Option upon satisfying the following conditions:

(i)   Borrower shall have delivered to Lender written notice of such election no earlier than one hundred and twenty (120) days and no later than sixty (60) prior to the Initial Maturity Date;

(ii)   Lender shall have received Borrower's current financial statements and a Borrowing Base Report, each certified as correct by Borrower. There must be no Material Adverse Change in Borrower's financial condition and the outstanding principal amount of the Loan shall not exceed the Borrowing Base (provided that Borrower may, at Borrower's discretion, make a principal payment to establish compliance with the Borrowing Base requirement);

(iii)   Such notice is accompanied by an extension fee in the amount of ten basis points (0.1%) of the Loan Amount as of such date; and

(iv)   The representations and warranties of the Borrower contained in the Agreement or in any other Loan Document shall be true and correct in all material respects on and as of the date on which notice is given in accordance with this subsection (b);

(v)   Borrower shall have replenished the Interest Reserve with an amount equal to six (6) months of interest payments due on the Loan, as calculated by Lender in its sole discretion; and

(vi)   No Default or Event of Default exists under the Loan Documents.

(c)   Borrower may only exercise the Second Extension Option upon satisfying the following conditions:

(i)   Borrower shall have delivered to Lender written notice of such election no earlier than one hundred and twenty (120) days and no later than sixty (60) prior to the First Extended Maturity Date;

(ii)   Lender shall have received Borrower's current financial statements and a Borrowing Base Report, each certified as correct by Borrower. There must be no Material Adverse Change in Borrower's financial condition and the outstanding principal amount of the Loan shall not exceed the Borrowing Base (provided that Borrower may, at Borrower's discretion, make a principal payment to establish compliance with the Borrowing Base requirement);

(iii)   Such notice is accompanied by an extension fee in the amount of ten basis points (0.1%) of the Loan Amount as of such date;

(iv)   The representations and warranties of the Borrower contained in the Agreement or in any other Loan Document shall be true and correct in all material respects on and as of the date on which notice is given in accordance with this subsection (b);

(v)   Borrower shall have replenished the Interest Reserve with an amount equal to six (6) months of interest payments due on the Loan, as calculated by Lender in its sole discretion; and

(vi)   No Default or Event of Default exists under the Loan Documents.

d. Section 10.13 is hereby deleted in its entirety and replaced with:

Intentionally Omitted.

e. Section 10.14 is hereby deleted in its entirety and replaced with:

Beginning on September 30, 2023, and on each Measurement Date thereafter, Guarantor shall have a Debt to Equity Ratio of no greater than 1.00:1.00 for the applicable Measurement Period ending on such Measurement Date.

f. A new Section 10.16 his hereby added in its entirety as follows:

On or before November 17, 2023, Borrower shall deposit an amount equal to $1,000,000.00, which amount constitutes six (6) months of interest payments due on the Loan, into an account with Lender (the "Interest Reserve"), to be applied towards debt service payments on the Loan. Lender may debit the Interest Reserve for debt service payments as they become due. Borrower hereby pledges all amounts constituting the Interest Reserve to Lender as collateral for the Loan.

g. A new Section 11.1(d) is hereby added in its entirety as follows:

(d) Notwithstanding anything to the contrary set forth on Schedule 11, Indebtedness incurred pursuant to the Raymond James Line of Credit in an amount not to exceed $20,000,000.00.

h. Section 15.1(h) is hereby deleted in its entirety and replaced with:

If Borrower or Guarantor shall fail to pay any debt owed by it or is in default under any other agreement with Lender or any other party (other than a failure or default for which Borrower's maximum liability does not exceed $250,000.00 and Guarantor's maximum liability does not exceed $1,000,000.00) and such failure or default continues after any applicable grace period specified in the instrument or agreement relating thereto.

i. A new Section 15.1(s) is hereby added in its entirety as follows:

The failure at any time of the Deed of Trust to be a valid first lien upon the real and personal property more particularly described therein or any portion thereof, or of any security interest created by any Loan Document to be a valid first lien upon the collateral described therein.

j. Section 1.A of Exhibit B is hereby deleted in its entirety and replaced with:

Intentionally Omitted.

k. Section 1.C of Exhibit B is hereby deleted in its entirety and replaced with:

Covenant: Debt to Equity Ratio of no greater than 1:00: 1:00 tested quarterly

Calculation:

Debt to Equity Ratio = Total Liabilities / Total Shareholders' Equity : 1.0.

Debt to Equity Ratio of_____: 1.0 for period ending _____.

[Borrower to include specific calculation based upon formula outlined in Agreement]

Compliance? (Yes or No)

2. <u>Amendments to Guaranty</u>.

a. The Guaranty is hereby amended to remove all references and obligations with respect to the Debt Service Coverage Ratio. For the avoidance of doubt, the Debt Service Coverage Ratio covenant included in the Loan Documents immediately prior to the date of this Amendment is hereby eliminated.

b. The Debt to Equity Ratio covenant shall be amended as follows:

Beginning on September 30, 2023, and on each Measurement Date thereafter, Guarantor shall have a Debt to Equity Ratio of no greater than 1.00:1.00 for the applicable Measurement Period ending on such Measurement Date.

3. <u>Conditions Precedent</u>. This Amendment shall become effective on the date (the "<u>Effective Date</u>") on which each of the following conditions is satisfied: (a) the Lender shall have received counterparts of this Amendment duly executed by each party hereto, (b) the representations and warranties contained in <u>Section 8</u> of this Amendment shall be true and correct, (c) no Default or Event of Default shall have occurred and be continuing on the date first set forth above or immediately after giving effect to this Amendment, (d) Borrower shall have funded the Interest Reserve in an amount of $1,000,000.00, and (e) Borrower shall have delivered to Lender an executed Deed of Trust evidencing Lender's first lien security interest in the real and personal property more particularly described therein.

4. <u>Release</u>. In consideration of the agreements of the Lender contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Borrower, on behalf of itself and its successors, assigns, and other legal representatives, hereby absolutely, unconditionally and irrevocably release, remise and forever discharge the Lender, and its successors and assigns, and its present and former shareholders, affiliates, subsidiaries, divisions, predecessors, directors, officers, attorneys, employees and other representatives (the Lender and all such other Persons being hereinafter referred to collectively as the "<u>Releasees</u>" and individually as a "<u>Releasee</u>"), of and from all demands, actions, causes of action, suits, covenants, contracts, controversies, agreements, promises, sums of money, accounts, bills, reckonings, damages and any and all other claims, counterclaims, defenses, rights of set off, demands and liabilities whatsoever (individually, a "<u>Claim</u>" and collectively, "<u>Claims</u>") of every kind and nature, known or unknown, suspected or unsuspected, at law or in equity, which Borrower or any of its successors, assigns, or other legal representatives may now or hereafter own, hold, have or claim to have against the Releasees or any of them for, upon, or by reason of any circumstance, action, cause or thing whatsoever which arises at any time on or prior to the date of this Amendment, including, without limitation, for or on account of, or in relation to, or in any way in connection with this Amendment, the Loan Agreement, or any of the other Loan Documents or transactions hereunder or thereunder. Borrower understands, acknowledges and agrees that the release set forth above may be pleaded as a full and complete defense and may be used as a basis for an injunction against any action, suit or other proceeding which may be

instituted, prosecuted or attempted in breach of the provisions of such release. Borrower agrees that no fact, event, circumstance, evidence or transaction which could now be asserted or which may hereafter be discovered shall affect in any manner the final, absolute and unconditional nature of the release set forth above.

5.   <u>Loan Documents</u>. Any and all references in the Loan Documents to the "Loan Documents" shall mean those documents as amended by this Amendment.

6.   <u>Applicable: Law, Venue and Jurisdiction</u>. The laws of the State of Texas shall govern this Amendment, its terms and conditions, the interpretation hereof, and the rights and obligations of the Parties hereunder.

7.   <u>No Defenses</u>. As of the Effective Date, neither Borrower nor Guarantor have any defenses, offsets, or counterclaims against the Loan Documents or Lender.

8.   <u>Representations and Warranties</u>. Borrower and Guarantor hereby confirm that all representations and warranties of Borrower and Guarantor under the Loan Documents are true and correct as of the Effective Date, except for matters which have been disclosed by Borrower or Guarantor and approved by Lender in writing.

9.   <u>Errors and Omissions</u>. Occasionally, documents evidencing loans (such as notes) or securing loans or reflecting costs associated with the loans are either lost or misplaced or inaccurately reflect the true and correct covenants, terms, and conditions of the loan or have certain omissions or mistakes. Regardless of the reason for any loss, misplacement, misstatement, omission or inaccuracy in any document evidencing and/or securing the Loan, the Borrower agrees to execute and/or initial and deliver to Lender any documents Lender, or any party on behalf of Lender, reasonably deems necessary to replace or correct the lost, misplaced, misstated, omitted or inaccurate document(s) or term thereof, provided such document shall not alter the terms and conditions of the transaction as agreed upon by the Parties.

10.   <u>Entire Agreement; Agreements Remain in Effect</u>. This Amendment and the Loan Documents contain and constitute the entire agreement and understandings of the Parties and supersede as of the Effective Date all prior negotiations, discussions, undertakings or agreements of any sort whatsoever, whether oral or written, or any claims that might have ever been made by one Party against any opposing Party. In the event that there is any conflict between the terms of this Amendment, on the one hand, and any of the Loan Documents, on the other hand, this Amendment shall control.

11.   <u>Amendments in Writing</u>. This Amendment may only be amended, modified, waived or extended by a written instrument that has been executed by the Parties and that unequivocally indicates the Parties' intention to modify this Amendment. No waiver of any breach of this Amendment shall be construed as an implied amendment or agreement to amend or modify any provision of this Amendment.

12.   <u>Captions and Headings</u>. The Parties agree that the captions and headings contained in this Amendment are for convenience only and shall not be deemed to constitute a part of this Amendment.

13.   <u>Multiple Counterparts</u>. This Amendment may be executed in multiple counterparts, any and all of which may contain the signatures of less than all the Parties and all of which shall be

construed together as a single document. Each counterpart shall be fully effective as an original when all of the Parties have executed this Amendment. Such counterparts may also be executed by facsimile signature.

14.   No Waiver. The failure by any of the Parties to this Amendment to enforce at any time, or for any period of time, any one or more of the terms or conditions of this Amendment or a course of dealing between the Parties, shall not be a waiver of such terms or conditions or of such Party's right thereafter to enforce each and every term and condition of this Amendment.

[Signature page follows.]

IN WITNESS WHEREOF, the undersigned have caused this Amendment to be executed and delivered effective as of the date first set forth above.

BORROWER:

NEXPOINT DIVERSIFIED REAL ESTATE TRUST OPERATING PARTNERSHIP, L.P.,
a Delaware limited partnership

By:
Name: Matt McGraner
Title: Authorized Signatory

NEXPOINT REAL ESTATE CAPITAL, LLC,
a Delaware limited liability company

By:
Name: Matt McGraner
Title: Authorized Signatory

NEXPOINT REAL ESTATE OPPORTUNITIES, LLC,
a Delaware limited liability company

By:
Name: Matt McGraner
Title: Authorized Signatory

LENDER:

NEXBANK

By: _____
Name: Jeff Kocher
Title: Vice President

IN WITNESS WHEREOF, the undersigned have caused this Amendment to be executed and delivered effective as of the date first set forth above.

BORROWER:

NEXPOINT DIVERSIFIED REAL ESTATE TRUST OPERATING PARTNERSHIP, L.P.,
a Delaware limited partnership

By: _____
Name: Matt McGraner
Title: Authorized Signatory

NEXPOINT REAL ESTATE CAPITAL, LLC,
a Delaware limited liability company

By: _____
Name: Matt McGraner
Title: Authorized Signatory

NEXPOINT REAL ESTATE OPPORTUNITIES, LLC,
a Delaware limited liability company

By: _____
Name: Matt McGraner
Title: Authorized Signatory

LENDER:

NEXBANK



By: _____
Name: Jeff Kocher
Title: Vice President

CONSENT AND REAFFIRMATION OF GUARANTOR

The undersigned ("*Guarantor*"), for good and valuable consideration, made, executed and delivered to **NEXBANK, its successors and assigns** ("*Lender*"), that certain Guaranty Agreement, dated as of May 22, 2023 (as modified, amended, renewed or extended from time to time, the "*Guaranty Agreement*"), in connection with that certain Loan Agreement, dated as of May 22, 2023, between NEXPOINT DIVERSIFIED REAL ESTATE TRUST OPERATING PARTNERSHIP, L.P., a Delaware limited partnership ("*NXDTOP*"), NEXPOINT REAL ESTATE CAPITAL, LLC, a Delaware limited liability company ("*NREC*"), and NEXPOINT REAL ESTATE OPPORTUNITIES, LLC, a Delaware limited liability company ("*NREO*," together with NXDTOP and NREC, jointly and severally, the "*Borrower*"), and Lender (as modified, amended, renewed or extended from time to time, the "*Loan Agreement*").

In connection herewith, the Loan Agreement is being amended pursuant to that certain Omnibus Amendment to Loan Documents dated as of even date herewith (the "*Agreement*"). Guarantor acknowledges receipt of a copy of the Agreement. The undersigned hereby (i) consents to the Agreement and reaffirms its obligations under the Guaranty Agreement and the other Loan Documents to which it is a party, (ii) acknowledges that the execution and delivery of the Agreement shall have no effect on the Guarantor's obligations under the Guaranty Agreement or such other Loan Documents, each of which remains the legal, valid and binding obligation of the Guarantor and are hereby reaffirmed, and (iii) agrees to release Lender and all other Releasees as if Guarantor were "Borrower" under Section 3 of the Agreement. On and after the Effective Date, each reference in the Guaranty Agreement to "the Loan Agreement," "thereunder," "thereof," "therein" or words of like import referring to the Loan Agreement shall mean and be a reference to the Loan Agreement as amended by the Agreement and future amendments entered into from time to time. All capitalized terms used herein and not otherwise defined herein shall have the meanings given to such terms in the Loan Agreement.

NEXPOINT DIVERSIFIED REAL ESTATE TRUST,
a Delaware statutory trust



By: _____
Name: Matt McGraner
Title: Authorized Signatory